UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           International Isotopes Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45972C 10 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Walter D. O'Hearn, Jr.
                             50 Broadway, 13th Floor
                               New York, NY 10004
                                 (212) 422-1255
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....John M.McCormack................................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ....PF...........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...2,416,854.........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....2,416,854...................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....2,416,854.......................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ....8.9%.........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          .....IN.............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....John William McCormack TUGMA....................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) .....PF..........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                   7. Sole Voting Power ...785,056............................

Number of        ---------------------------------------------------------------
Shares
Beneficially       8. Shared Voting Power ....NA..............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With        9. Sole Dispositive Power ....785,056......................

                 ---------------------------------------------------------------

                  10. Shared Dispositive Power ....NA.........................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....785,056.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ....2.9%.........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....00..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Daniel Patrick McCormack TUGMA..................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...785,056...........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....785,056.....................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....785,056.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ......2.9%.......

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....00..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Meagan Anne McCormack TUGMA.....................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)     ...X.........................................................

         (b)     .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...785,056...........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....785,056.....................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....785,056.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) .....2.9%........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....00..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ....45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Marie C. Keane and James J. Keane JTWROS........................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                   7. Sole Voting Power ...NA.................................

Number of        ---------------------------------------------------------------
Shares
Beneficially       8. Shared Voting Power ....2,145,889.......................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With        9. Sole Dispositive Power ....NA...........................

                 ---------------------------------------------------------------

                  10. Shared Dispositive Power .....2,145,889.................
 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....2,145,889.......................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) .....7.9%........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....IN..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Walter D. O'Hearn, Jr...........................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...1,492,567.........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....560,322........................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....1,492,567...................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....560,322..................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....2,052,889.......................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ......................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ....7.6%.........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....IN..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

-------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Ralph M. Richart................................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...1,770,362.........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....1,770,362...................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....1,770,362.......................................................

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) .....6.5%........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....IN..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Thomas R. Kershner..............................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ....X........................................................

          (b)    .............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...417,102...........................

Number of        ---------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each             ---------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....417,102.....................

                 ---------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....417,102.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) .....1.5%........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....IN..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Christopher G. Grasso...........................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     ....X.......................................................

          (b)     ............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......PF.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....USA........................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...372,916...........................

Number of         --------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each              --------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....372,916.....................

                  --------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....372,916.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) .....1.4%........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....IN..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

CUSIP No.: ...45972C 10 2..............

 -------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ....Keane Securities Co., Inc.......................................

 -------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     ....X.......................................................

          (b)     ............................................................

 -------------------------------------------------------------------------------

       3. SEC Use Only .......................................................

 -------------------------------------------------------------------------------

       4. Source of Funds (See Instructions) ......WC.........................

 -------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

          2(d) or 2(e) ......NA...............................................

 -------------------------------------------------------------------------------

       6. Citizenship or Place of Organization ....New York...................

 -------------------------------------------------------------------------------

                    7. Sole Voting Power ...560,322...........................

Number of         --------------------------------------------------------------
Shares
Beneficially        8. Shared Voting Power ....NA.............................
Owned by
Each              --------------------------------------------------------------
Reporting
Person With         9. Sole Dispositive Power ....560,322.....................

                  --------------------------------------------------------------

                   10. Shared Dispositive Power .....NA.......................

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          ....560,322.........................................................

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

          Instructions) ...NA.................................................

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ....2.1%.........

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          ....BD..............................................................

          ....................................................................

          ....................................................................

          ....................................................................

          ....................................................................

 -------------------------------------------------------------------------------

Item 1   Security and Issuer.
         -------------------

Class of Securities:  Common Stock

Issuer:  International Isotopes Inc.
         4137 Commerce Circle
         Idaho Falls, Idaho  83401



Item 2   Identity and Background.
         -----------------------

(a)      John M. McCormack

(b)      1303 Campbell Road
         Houston, Texas  77055

(c)      Owner of Visible Changes, Inc. - Beautician Shops

         Principal Address:

         1303 Campbell Road
         Houston, Texas  77055

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      John William McCormack, TUGMA

(b)      1303 Campbell Road
         Houston, Texas  77055

(c)      Student

(d)      NA

(e)      NA

(f)      USA Citizen

(a)      Daniel Patrick McCormack, TUGMA

(b)      1303 Campbell Road
         Houston, Texas  77055

(c)      Student

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      Meagan Anne McCormack, TUGMA

(b)      1303 Campbell Road
         Houston, Texas  77055

(c)      Student

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      Marie C. Keane and James J. Keane, JTWROS

(b)      1 Herron Road
         Edison, NJ  08820

(c)      Employer: Keane Securities Co., Inc. - Member of New York Stock
         Exchange, Inc.

         Principal Address:

         50 Broadway, 13th floor
         New York, NY  10004

(d)      NA

(e)      NA

(f)      USA Citizen

(a)      Walter D. O'Hearn, Jr.

(b)      115 Fifth Avenue
         New York, NY  10128

(c)      Employer: Keane Securities Co., Inc. - Member of New York Stock
         Exchange, Inc.

         Principal Address:

         50 Broadway, 13th floor
         New York, NY  10004

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      Ralph M. Richart

(b)      350 Shore Drive
         Oakdale, NY  11769

(c)      Employer:  Columbia Presbyterian Medical Center

         Principal Address:

         350 Shore Drive
         Oakdale, NY  11769

(d)      NA

(e)      NA

(f)      USA Citizen

(a)      Dr. Thomas R. Kershner

(b)      480 Broadway, Suite 310
         Saratoga Springs, NY  12866

(c)      Employer:  Kennerman Associates, Inc. - Investment Advisors

         Principal Address:

         480 Broadway, Suite 310
         Saratoga Springs, NY  12866

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      Christopher G. Grosso

(b)      480 Broadway, Suite 310
         Saratoga Springs, NY  12866

(c)      Employer:  Kennerman Associates, Inc. - Investment Advisors

         Principal Address:

         480 Broadway, Suite 310
         Saratoga Springs, NY  12866

(d)      NA

(e)      NA

(f)      USA Citizen



(a)      Keane Securities Co., Inc.

(b)      50 Broadway, 13th Floor
         New York, NY  10004

(c) Officers, Directors and Shareholders - Marie C. Keane, James J. Keane, Walter D. O'Hearn, Jr. (See above)

(d)      NA

(e)      NA

(f)      New York Corporation

Item 3   Source and Amount of Funds or other Consideration.
         -------------------------------------------------

Each of the above individuals purchased its shares of common stock with personal funds. Keane Securities purchased its shares with working capital funds.

Item 4   Purpose of Transaction.
         ----------------------

(a) The above reporting persons are acting together as a group to purchase all of the currently outstanding shares of Series A Preferred Stock of International Isotopes Inc. ("I(3)") The shares of Series A Preferred Stock are convertible into shares of I(3) Common Stock at a conversion price of $2.00 per share. The Preferred Stock is mandatorily redeemable by I(3) in May and October 2002, either in cash or in shares of Common Stock based on the then current market value of the underlying Common Stock. The above persons intend to enter into negotiations with management of I(3) to postpone the mandatory redemption until at least 2003. The above persons also may acquire shares of the I(3)'s outstanding Series B Preferred Stock, which is mandatorily redeemable in 2003 on terms similar to the Series A Preferred Stock. The above reporting persons currently intend to maintain I(3) as a publicly traded corporation and to position it for possible, as yet unknown, acquisitions and/or mergers. As a group, the above persons beneficially own 11,531,180 shares of the Common Stock of I(3) which represents approximately 42.7% of the currently beneficially held shares. Of these shares, 4,123,369 are currently outstanding, and the remaining 7,407,811 shares represent shares issuable upon conversion of Series A Preferred Stock or Series B Preferred Stock or in payment of interest on the Series B Preferred Stock.

(b) See Item 7 above for each of the reporting persons for a list of the number of shares as to which each has sole or shared power to vote and sole or shared power to dispose or direct the disposition.

(c) Each of the above persons within the last sixty days acquired (i) the number of shares of I(3) Series A Preferred Stock listed in column 1, which is convertible into the number of common shares listed in column 2, and (ii) the additional shares of common stock listed in column 3.


                                     Series A           Common Stock into which        Additional
   Name                          Shares Purchased       Series A is Convertible       Common Stock
   ----                          ----------------       -----------------------       ------------
John M. McCormack                      2,286                     1,143,000               477,219

John William McCormack                   571                       285,500               119,306

Daniel Patrick McCormack                 571                       285,500               119,306

Meagan Anne McCormack                    571                       285,500               119,306

Marie C. Keane and                     2,000                     1,000,000               417,567
James J. Keane

Walter D. O'Hearn, Jr.                 2,000                     1,000,000               417,567

Ralph M. Richart                       1,429                       714,500               298,262


                                     Series A           Common Stock into which        Additional
  Name                           Shares Purchased       Series A is Convertible       Common Stock
  ----                           ----------------       -----------------------       ------------
Dr. Thomas R. Kershner                   286                       143,000                59,652

Christopher G. Grosso                    286                       143,000                59,652

Keane Securities Co., Inc.                 0                             0                     0

Totals                               _______                     _________             _________
                                      10,000                     5,000,000             2,087,837

(d)      NA

(e)      NA

Item 5   Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

The above reporting persons and I(3) have entered into an agreement (see Exhibit 1 of Item 7) pursuant to which:

(a) Reporting persons would acquire all the Series A Preferred Stock and certain shares of Common Stock from their current owner.

(b) I(3) would acquire up to $100,000 worth of Series B Preferred Stock from its current owners.

(c) Parties would negotiate a modification of the terms of the Series A Preferred Stock that would include, but not be limited to, recalculation of the quarterly dividend payment and a change in the mandatory redemption date.

(d) I(3) and the above reporting persons will use their best efforts to cause a modification of the terms of the Series B Preferred Stock to that described above for the Series A Preferred Stock.

Item 6   Material to be filed as Exhibits.
         --------------------------------

Exhibit 1 Letter Agreement between International Isotopes Inc. and Keane Securities Co., Inc. as agent for the above reporting persons.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ John M. McCormack
                                           ---------------------
Date:  January 11, 2002                    John M. McCormack

                                           /s/ John William McCormack, TUGMA
                                           ---------------------------------
Date:  January 11, 2002                    John William McCormack, TUGMA


                                           /s/ Daniel Patrick McCormack, TUGMA
                                           -----------------------------------
Date:  January 11, 2002                    Daniel Patrick McCormack, TUGMA


                                           /s/ Meagan Anne McCormack, TUGMA
                                           --------------------------------
Date:  January 11, 2002                    Meagan Anne McCormack, TUGMA


                                           /s/ Marie C. Keane
                                           ------------------
Date:  January 11, 2002                    Marie C. Keane


                                           /s/ James J. Keane
                                           ------------------
Date:  January 11, 2002                    James J. Keane


                                           /s/ Walter D. O'Hearn, Jr.
                                           --------------------------
Date:  January 11, 2002                    Walter D. O' Hearn, Jr.


                                           /s/ Ralph M. Richart
                                           --------------------
Date:  January 11, 2002                    Ralph M. Richart


                                           /s/ Dr. Thomas R. Kershner
                                           --------------------------
Date:  January 11, 2002                    Dr. Thomas R. Kershner


                                           /s/ Christopher G. Grosso
                                           -------------------------
Date:  January 11, 2002                    Christopher G. Grosso


Date:  January 11, 2002                    Keane Securities Co., Inc.

                                           By: /s/ Walter D. O'Hearn, Jr.
                                               --------------------------
                                           Name:  Walter D. O'Hearn, Jr.
                                           Title:    Principal

Table of Exhibits

Exhibit
Number                             Name of Exhibit
-------                            ---------------

Exhibit 1 Letter Agreement between International Isotopes Inc. and Keane Securities Co., Inc. as agent for the above reporting persons.